

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2022

Moti Malul
Chief Executive Officer
NeoGames S.A.
63-65, rue de Merl
L-2146 Luxembourg , Grand Duchy of Luxembourg

> **Re: NeoGames S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 14, 2022**
> **File No. 001-39721**

Dear Mr. Malul:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services